United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549-7010 Attention: Mr. Larry Spirgel
October 31, 2014
Via EDGAR
Re:	Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 30, 2014 File No. 01-14712

Dear Mr. Spirgel:

We refer to the above-referenced filing of Orange (the “Company” or, with its subsidiaries, the “Group”), the Staff’s comment letter dated September 17, 2014, the Company’s response letter datedOctober 20, 2013, and the Staff’s follow-up comment letter dated October 24, 2013, relating to our annual report on Form 20-F for the fiscal year ended December 31, 2013.

We are responding to the Staff’s comments by providing information as requested (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter which have been retyped in bold herein for your ease of reference).

18.6 Impairment losses and goodwill, page 194

1

We note your response to comment 2. Please clarify your disclosures in determining value in use to state:

•

that “cash flow projections (that) are based on three to five year business plans and include a tax cash flow calculated on EBIT with a normative tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts)” constitute post-tax cash flows subject to post-tax discounting

•

how a normative tax rate differs from a statutory tax rate

Additionally, please disclose to state if true that discounting post-tax cash flows per your above calculation at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate would give the same result.

We confirm that:

1.

our cash flow projections include post-tax cash flows subject to post-tax discounting;

2.

by “normative” tax rate, we mean statutory tax rates from which we derive normative (i.e. theoretical) tax charges; and

3.

discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate would give the same result.

In our Financial Statements as at 12/31/2014, we intend to disclose further details on our methodology in the corresponding note on accounting principles (note 18.6 to the Financial Statements at 12/31/2013) along the following lines:

“Value in use is the present value of the future cash flows expected to be derived from the CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

- cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT multiplied by the statutory tax rate (deferred tax and unrecognized tax loss carry forward impacts at the date of the valuation are not taken into accountfor the calculation of the tax cash flow);

- post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate forthe next two years (for some CGUs),and thenby a growth rate to perpetuity reflecting the expected long-term growth in the market;

- in order to determine the value in use, these post-tax cash flows are subject to post-tax discounting, using rateswhich incorporate a relevantpremium reflecting a risk assessment for the implementation of certain business plans or country risks.

The value in usederived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.”

* * * * * *

We appreciate your consideration in this matter. If you wish to discuss any of our responses, or have any further questions, please do not hesitate to call or email Cédric Testut (telephone number: +33-1-44-44-08-92, email: cedric.testut@orange.com) or Pierre Zarifi (telephone number: +33-1-44-44-55-79, email: pierre.zarifi@orange.com).

Sincerely, /s/ Ramon Fernandez Ramon Fernandez Deputy CEO Chief Financial and Strategy Officer